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Exhibit

Exhibit            Description

99.1	Announcement on 2016/12/01: To announce related materials on disposal of common shares of SuperAlloy Industrial Co.,Ltd. on behalf of TLC Capital Co., Ltd..

99.2	Announcement on 2016/12/12: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2016/12/12: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2016/12/14: Important Resolutions from 13th term 11th Board Meeting

99.5	Announcement on 2016/12/14: To announce related materials on partial acquisition of holding company of He Jian

99.6	Announcement on 2016/12/19: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2016/12/9: November Revenue

99.8	Announcement on 2016/12/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on disposal of common shares of SuperAlloy Industrial Co., Ltd.
on behalf of TLC Capital Co., Ltd.

1. Name of the securities: common shares of SuperAlloy Industrial Co.,Ltd.
2. Trading date: 2016/04/07~2016/12/01
3. Trading volume, unit price, and total monetary amount of the transaction:
Trading volume: 2,120,000 shares, unit price: NTD 144.89 ,
total monetary amount: NTD 307,167,100
4. Gain (or loss) (not applicable in case of acquisition of securities): NTD 296,786,096
5. Relationship with the underlying company of the trade: none
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): TLC Capital Co., Ltd. cumulative volume: 5,186,877 shares;
amount: NTD 25,398,582; percentage of holdings: 2.61%; status of any restriction of rights: none
Fortune Venture Capital Corp. cumulative volume: 519,759 shares;
amount: NTD 2,545,104; percentage of holdings:0.26%;
status of any restriction of rights: none
7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets:1.40%;
ratio of shareholder’s equity:2.42%; the operational capital as shown in the most recent financial statement: NTD 23,528,019,000
8. Concrete purpose/objective of the acquisition or disposal: financing operation
9. Do the directors have any objections to the present transaction?: no
10. Any other matters that need to be specified: none

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/10/07~2016/12/12
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 543,467,283; total transaction price: NT$ 543,467,283
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.3

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/01/22~2016/12/12
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; Average unit price: NT$304,939,258; Total transaction price: NT$304,939,258
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):
United Microelectronics Corporation; The Company’s Parent-Company
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Improve CapEx efficiency; Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: The manner of deciding on this transaction: price negotiation; The reference basis for the decision on price: market price; The decision-making department: Board of Directors
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : None

18.	Any other matters that need to be specified: None

Exhibit 99.4

Important Resolutions from 13th term 11th Board Meeting

1. Date of occurrence of the event: 2016/12/14
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”):

head office

4. Reciprocal shareholding ratios: N/A
5. Cause of occurrence:
The board meeting has approved important resolutions as follows:
(1)Approved this round’s capital budget execution of NTD 8,973 million towards capacity deployment.
(2) Approved to acquire shares of Best Elite International Limited, the holding company of He Jian Technology (Suzhou) Co., Ltd.
6. Countermeasures: None
7. Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on partial acquisition of holding company of He Jian

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield):
Shares of Best Elite International Limited, the holding company of He Jian Technology (Suzhou) Co., Ltd.
2. Date of occurrence of the event: 2016/12/14
3. Volume, unit price, and total monetary amount of the transaction:
Trading volume: 8.92% of outstanding shares; Common Share holders are offered US$1.10 per share;
Total amount: Depending on the number of shareholders who accept the offer.
The total acquisition amount will be less than US$67.477 million.
4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):
The shareholders of Best Elite International Limited; not related party
5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A
7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A
8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:
Will be depended on results from negotiation; N/A.
10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:
The decision making manner: Based on the Company’s Acquisition or Disposal of Assets Procedure;
The reference basis for the decision on price: Referring to latest book value and market condition; The decision-making department: Board of Directors.
11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
Cumulative volume: 687,909,300 shares; Amount: NT$20,452,161K; percentage of holdings: 100%.
Exactly cumulative volume, amount and percentage of holdings will be depended on results from negotiation.
12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:
Ratio of total assets: 24.76%;
Ratio of shareholder’s equity: 35.57%;
The operational capital as shown in the most recent financial statement: $30,769,710 thousands NTD.
13. Broker and broker’s fee: N/A
14. Concrete purpose or use of the acquisition or disposition: Long-term investment
15. Net worth per share of company underlying securities acquired or disposed of: N/A
16. Do the directors have any objection to the present transaction?: No
17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No
18. Any other matters that need to be specified:
In order to achieve the goal of acquiring Hejian in proper sequence, to expand overseas markets, accelerate our business growth, and provide future dynamics of roots in Taiwan, we intend to continue purchasing the outstanding 8.92% stake in equivalent of cash.

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/08/26~2016/12/19
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 508,529,091; total transaction price: NT$ 508,529,091
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.7

United Microelectronics Corporation
December 9, 2016

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of August 2016.

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes	%
November	Net sales	12,914,936	11,117,338	1,797,598	16.17%
Year-to-Date	Net sales	135,312,364	134,157,387	1,154,977	0.86%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	1,700,000	43,478,135
Note : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

4)	Financial derivatives transactions :

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	5,089,600	0
Fair Value	(19,941)	0
Net Profit from Fair Value	(19,949)	0
Written-off Trading Contracts	40,393,818	0
Realized profit (loss)	191,229	0

Exhibit 99.8

United Microelectronics Corporation
For the month of November, 2016

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of October 31, 2016	Number of shares as of November 30, 2016	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares
		pledged as of	pledged as of
Title	Name	October 31, 2016	November 30, 2016	Changes
—	—	—	—	—